# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ORCHESTRA BIOMED HOLDINGS, INC., CIK 0001814114
CUSIP: 68572M106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 150 Union Square Drive, New Hope, Pennsylvania (PA), 18938
Date of event which requires filing of this statement: 08/04/2025
Filed by CIK 0001493215
Persons authorized to receive notices and communications: Roderick Wong, M.D., RTW Investments, LP, 40 10th Avenue, Floor 7, New York, New York (NY), 10014, (646) 597-6980

## Reporting persons
- RTW Investments, LP (CIK 0001493215): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,306,063; sole dispositive power 0; shared dispositive power 8,306,063; aggregate amount beneficially owned 8,306,063 (15.4% of the class)
- RTW Master Fund, Ltd. (CIK 0001493219): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,394,985; sole dispositive power 0; shared dispositive power 4,394,985; aggregate amount beneficially owned 4,394,985 (8.1% of the class)
- RTW Innovation Master Fund, Ltd. (CIK 0001776733): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,053,082; sole dispositive power 0; shared dispositive power 3,053,082; aggregate amount beneficially owned 3,053,082 (5.7% of the class)
- Roderick Wong (CIK 0001493280): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,306,063; sole dispositive power 0; shared dispositive power 8,306,063; aggregate amount beneficially owned 8,306,063 (15.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ORCHESTRA BIOMED HOLDINGS, INC.
Address of issuer's principal executive offices: 150 Union Square Drive, New Hope, Pennsylvania (PA), 18938

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On August 4, 2025, the RTW Funds purchased an aggregate of 3,636,363 pre-funded warrants (the "Pre-Funded Warrants") to purchase an equal number of shares of Common Stock at a price of $2.7499 per Pre-Funded Warrant, from the underwriters of the Issuer's public offering (the "August 2025 Offering"). The aggregate purchase price for all securities acquired by the RTW Funds in the August 2025 Offering was $9,999,634.61, which was funded by the working capital of the RTW Funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and supplemented as follows:

RTW Master Fund is the record owner of 4,394,985 shares of Common Stock. RTW Innovation is the record owner of 3,053,082 shares of Common Stock. RTW Biotech Fund is the record owner of 857,996 shares of Common Stock. As the investment manager of the funds, RTW Investments may be deemed to own beneficially the shares of Common Stock held by the funds. As the Managing Partner of RTW Investments, Dr. Wong may be deemed to own beneficially the shares of Common Stock.

The percentage of outstanding shares of Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 53,952,798 outstanding shares of Common Stock as of August 4, 2025, as disclosed in the Issuer's prospectus supplement dated August 1, 2025 filed with the Securities and Exchange Commission (the "SEC") on August 1, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer since the most recent amendment to this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Pre-Funded Warrants

Each Pre-Funded Warrant has an exercise price of $0.0001 per share of Common stock, is immediately exercisable and does not expire. Under the terms of the Pre-Funded Warrants, the Issuer may not effect the exercise of any Pre-Funded Warrant, and the RTW Funds will not be entitled to exercise any portion of any Pre-Funded Warrant, which, upon giving effect to such exercise, would cause the RTW Funds, together with their Attribution Parties (as defined in the Pre-Funded Warrants) to own more than 9.99% (the "Maximum Percentage") of the number of shares of the Common stock outstanding immediately after giving effect to such exercise, as such percentage ownership is determined in accordance with Section 13(d) of the Exchange Act. By written notice to the Issuer, the RTW Funds may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 19.99% specified in such notice; provided that any increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer and shall not negatively affect any partial exercise effected prior to such change. By virtue of this provision, the Pre-Funded Warrants are not presently exercisable within sixth days and, accordingly the shares underlying the Pre-Funded Warrants are not presently considered beneficially owned by the Reporting Persons for purposes of Section 13(d) of the Exchange Act.

The exercise price and the number of shares of Common stock issuable upon exercise of each Pre-Funded Warrant are subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common stock.

In the event of certain fundamental transactions (as described in the Pre-Funded Warrants), a holder of Pre Funded Warrants will be entitled to receive, upon exercise of the Pre-Funded Warrants, the kind and amount of securities, cash or property that such holder would have received had they exercised in full the Pre-Funded Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the Pre Funded Warrants.

References to and the description of the Pre-Funded Warrants set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Pre-Funded Warrant, which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on August 4, 2025).

## Signatures
- RTW Investments, LP: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Managing Partner (08/06/2025)
- RTW Master Fund, Ltd.: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Director (08/06/2025)
- RTW Innovation Master Fund, Ltd.: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Director (08/06/2025)
- Roderick Wong: /s/ Roderick Wong, M.D., Roderick Wong, M.D. (08/06/2025)